NSAR ITEM 77C


Van Kampen American Capital High Yield Municipal Fund


(a)  A Special Meeting of Shareholders was held on October 25, 1996.


(b) The election of Trustees of Van Kampen American Capital High Yield Municipal Fund (the "Fund") included:

     None


(c)  The following were voted on at the meeting:

     1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                 For  59,188,203        Against    1,306,880


     5) Approval of new Investment Subadvisory Agreement with Van Kampen American Capital Advisors, Inc.

                 For  59,567,538        Against    1,183,296


     6) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

                 For  37,501,325        Against    1,192,872


     7) For each Fund, to Ratify the Selection of Price Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

                 For  60,596,934        Against    517,531